SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Cost Plus, Inc.

(Exact name of Registrant as specified in its charter)

California (State of incorporation or organization)	94-1067973 (IRS Employer I.D. No.)

200 Fourth Street, Oakland, CA (Address of principal executive offices)	94607 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of class)

AMENDMENT NO. 1 TO FORM 8-A

We hereby amend and restate the following items, exhibits or other portions of our Form 8-A filed on July 27, 1998, related to our Preferred Share Purchase Rights Agreement, as set forth below.

Item  1. Description of Securities to be Registered.

On June 30, 1998, pursuant to a Preferred Shares Rights Agreement (the “Rights Agreement”) between Cost Plus, Inc. (the “Company”) and EquiServe Trust Company, N.A., as Rights Agent (the “Rights Agent”) as amended on October 4, 2001 and June 2, 2003, the Company’s Board of Directors declared a dividend of one right (a “Right”) to purchase one one-thousandth share of the Company’s Series A Participating Preferred Stock (“Series A Preferred”) for each outstanding share of Common Stock, par value $0.01 per share (“Common Shares”), of the Company. The dividend is payable on July 29, 1998 (the “Record Date”) to shareholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $200.00, subject to adjustment in accordance with the Rights Agreement (the “Exercise Price”).

The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement and the Amendments to the Rights Agreement are attached as Exhibits 4.1, 4.2 and 4.3 to this Registration Statement and are incorporated herein by reference.

Rights Evidenced by Common Share Certificates

The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights (“Rights Certificates”) will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the summary of rights (attached as Exhibit C to the Rights Agreement) being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (i) the close of business on the tenth day (or such later date as may be determined by a majority of the Board of Directors) following a public announcement that a person or group of affiliated or associated persons (“Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares, or (ii) the close of business on the tenth business day (or such later date as may be determined by a majority of the Board of Directors) following the commencement of, or announcement of an intention to make, a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the outstanding Common Shares. The earlier of such dates is referred to as the “Distribution Date.”

Issuance of Rights Certificates; Expiration of Rights

As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) the close of business on February 13, 2008 (the “Final Expiration Date”), (ii) redemption or exchange of the Rights as described below, or (iii) consummation of an acquisition of the Company satisfying certain conditions by a person who acquired shares pursuant to a Permitted Offer as described below.

Initial Exercise of the Rights

Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Exercise Price per Right, one one-thousandth share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board of Directors decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Shares

Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company’s Common Shares then outstanding (other than pursuant to a Permitted Offer (as defined below)), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Exercise Price.

Right to Buy Acquiring Company Stock

Similarly, unless the Rights are earlier redeemed, in the event that, after the Shares Acquisition Date (as defined below), (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Exercise Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired the shares pursuant to a Permitted Offer, in which case the Rights will expire).

Permitted Offer

A Permitted Offer means a tender offer for all outstanding Common Shares that has been determined by a majority of the Board of Directors to be adequate and otherwise in the best interests of the Company and its shareholders. Where the Board of Directors has determined that a tender offer constitutes a Permitted Offer, the Rights will not become exercisable to purchase Common Shares or shares of the acquiring company (as the case may be) at the discounted price described above.

Exchange Provision

At any time after an Acquiring Person obtains 15% or more of the Company’s then outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company’s outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

Redemption

At any time on or prior to the close of business on the earlier of (i) the 10th day following the acquisition by an Acquiring Person of beneficial ownership of 15% or more of the Company’s Common Shares or such later date as may be determined by a majority of the Board of Directors and publicly announced by the Company, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right.

Adjustments to Prevent Dilution

The Exercise Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price.

Cash Paid Instead of Issuing Fractional Shares

No fractional portion less than integral multiples of one Common Share or one one-thousandth of a share of Series A Preferred will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

No Shareholders’ Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust (i) the time period governing redemption shall be made at such time as the Rights are not redeemable, or (ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of and/or benefits to the holders of the Rights.

Rights and Preferences of the Series A Preferred

Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment equal to $200,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Following the payment of such amount, no additional distributions will be made to the holders of shares of Series A Preferred unless, prior thereto, the holders of Common Shares will have received an amount per share equal to the quotient obtained by dividing the amount paid to holders of Series A Preferred by 1,000. Following the payment of each of these amounts, holders of Series A Preferred and holders of Common Shares will receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of 1,000 to 1 with respect to such Series A Preferred and Common Shares, on a per share basis, respectively. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. These rights are protected by customary anti-dilution provisions.

Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

Certain Anti-Takeover Effects

The Rights approved by the Board of Directors are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company’s Board of Directors and its shareholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.01 per Right at any time on or prior to the public announcement of the accumulation of 15% or more the Company’s shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company’s shares are presently traded. The Company’s Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company’s Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item  2. Exhibits

4.1[1]	Preferred Shares Rights Agreement, dated as of June 30, 1998 between Cost Plus, Inc. and BankBoston, N.A., including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively.

4.2	Amendment No. 1 to the Preferred Shares Rights Agreement, dated as of October 4, 2001 between Cost Plus, Inc. and Fleet National Bank.

4.3	Amendment No. 2 to the Preferred Shares Rights Agreement, dated as of June 2, 2003 between Cost Plus, Inc. and EquiServe Trust Company, N.A.

[1]	Incorporated by reference to Exhibit 1 filed by the Registrant with its Registration Statement on Form 8-A as filed with the Securities and Exchange Commission on July 27, 1998.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 10, 2003	COST PLUS, INC.

	By:	/s/ JOHN J. LUTTRELL
John J. Luttrell Senior Vice President, and Chief Financial Officer

EXHIBIT INDEX

4.1[1]	Preferred Shares Rights Agreement, dated as of June 30, 1998 between Cost Plus, Inc. and BankBoston, N.A., including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively.

4.2	Amendment No. 1 to the Preferred Shares Rights Agreement, dated as of October 4, 2001 between Cost Plus, Inc. and Fleet National Bank.

4.3	Amendment No. 2 to the Preferred Shares Rights Agreement, dated as of June 2, 2003 between Cost Plus, Inc. and EquiServe Trust Company, N.A.

[1]	Incorporated by reference to Exhibit 1 filed by the Registrant with its Registration Statement on Form 8-A as filed with the Securities and Exchange Commission on July 27, 1998.